UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES DECISIONS OF ITS BOARD OF DIRECTORS
Medellín, Colombia, February 4, 2008
Convocation to the General Shareholders Meeting of Bancolombia S.A.
The Board of Directors of BANCOLOMBIA S.A. (“Bancolombia”), in a meeting held today, ordered to convoke to the General Shareholders Meeting taking place on March 10, 2008, at 10:00 am in the Metropolitan Theater (Teatro Metropolitano) located in the city of Medellin in the following address: Calle 41 N° 57-30.
Profits Distribution Project
The Board of Directors also decided to propose to the General Shareholders Meeting, on the profits obtained in 2007, an approval of dividends equivalent to Ps 142 per share and per quarter, which will be payable from the first business day of each calendar quarter (April 1st, July 1st and October 1st of 2008 and January 2 of 2009) amounting a total of Ps 568 per year which represents an increase of 6.8% of the dividends paid in 2007. Intending the Bank’s growth in 2008, the Board of Directors also proposes to appropriate Ps 370,227 million more in order to increase the legal reserve.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 4, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance